FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notice of AGM Notice of Annual General Meeting 2022 and Shareholders’ Circular

This document is important and requires your immediate attention If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares, you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. 1 Notice of Annual General Meeting 2022 and Shareholders’ Circular

Dear Shareholder This letter is sent on behalf of the Board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are: 1. A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Friday 29 April 2022 (AGM); and 2. A Proxy Form and Attendance Card for the AGM, or, for shareholders who hold their shares in the AstraZeneca Nominee Service, a Voting Form and Attendance Card. Shareholders who have registered to receive shareholder communications electronically should instead refer to their Voting Instruction Card or the email they received notifying them of the publication of the Shareholders’ Circular, both of which, alongside the Notes on page 11 of this Shareholders’ Circular, contain instructions to register instructions electronically. The meeting place for the AGM will be the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30pm (BST). Registration of shareholder questions This year, we are encouraging shareholders to register any questions they may have for the Board in advance of the AGM. You would still be welcome to ask a question at the AGM as usual if you attend in person, whether or not you have registered your question in advance. However, by registering your question in advance, you will help the Board to provide you with a comprehensive answer. You may also choose to receive a written response to your question or have it put to the Board during the meeting, if you are unable or do not wish to attend the AGM in person. Please register questions at www.astrazeneca.com/agm by close of business on Tuesday 26 April 2022. Page 11 of this document sets out instructions for shareholders wishing to register questions for the Directors in advance of the AGM. Webcast of AGM Shareholders who are unable or do not wish to attend the AGM in person would be welcome to watch the webcast of the meeting that will be accessible via the Company’s website, www.astrazeneca.com/agm. COVID-19 measures At the time of issuing the Shareholders’ Circular and Notice of AGM, there are no restrictions in the UK relating to COVID-19 that would prevent the AGM going ahead or significantly affect the arrangements for the meeting. If circumstances change before the date of the AGM, the Board may be required or may decide to alter the arrangements for the meeting to ensure the health and safety of those present at the meeting. Any alterations to the arrangements will be advertised on the Company’s website, www.astrazeneca.com, and where appropriate by stock exchange announcement. Attending the AGM Shareholders, their duly-appointed proxies and corporate representatives, and other persons entitled to attend the AGM are advised that the following measures will be in place, to ensure the safety and security of those present at the meeting: > Individuals should only attend the AGM if they are feeling well, including being free from COVID-19 symptoms, and if they have not been in contact recently with anyone who has tested positive for COVID-19. > Individuals should adopt a common-sense approach to social distancing whilst in the AGM venue. > Directors’ attendance at the AGM may be impacted by factors such as international travel restrictions or mandatory isolation periods. Where a Director is unable to attend the AGM in person, the Company will endeavour to make arrangements for that Director to attend virtually. > Individuals will be required to comply with any UK Government guidance in effect on the day of the AGM. Shareholders who do not attend the AGM are strongly encouraged to vote in advance of the meeting by appointing the Chair of the AGM as their proxy. This means that the Chair of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM. Further details can be found on page 11 of this document. Shareholders who do not attend the AGM in person may view a webcast of the proceedings by following the instructions on page 11 of this document. The business to be conducted at the AGM is summarised below. Items 1–2: Accounts and Dividend The purpose of these resolutions, which are proposed as ordinary resolutions, is: > To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2021. These can be found in the Annual Report and Form 20-F Information 2021 (Annual Report), which is available on our website, www.astrazeneca. com, or by request from the Company. > To confirm the first interim dividend of US$0.90 (64.8 pence, SEK 7.77) per ordinary share and to confirm, as the final dividend for 2021, the second interim dividend of US$1.97 (145.3 pence, SEK 18.00) per ordinary share. Items 3–4: Reappointment of Auditor and Authority to agree the remuneration of the Auditor The purpose of these resolutions, which are proposed as ordinary resolutions, is: > To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid. > To authorise the Directors to agree the remuneration of the Auditor. 2 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA Letter from the Chair

Item 5: Election and re-election of Directors At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election by ordinary resolution are set out in the Notice of AGM and Shareholders’ Circular. Since the last Annual General Meeting of the Company, Aradhana Sarin joined the Board as an Executive Director and Chief Financial Officer and Andreas Rummelt joined the Board as a Non-Executive Director. Both will stand for election by shareholders for the first time at the AGM. Both appointments took effect from 1 August 2021, shortly after the Company completed its acquisition of Alexion Pharmaceuticals, Inc. (Alexion) on 21 July 2021. Dr Sarin was previously Executive Vice-President, Chief Financial Officer of Alexion and Dr Rummelt had been a member of the Board of Alexion since 2010. In addition to the deep knowledge of Alexion they contribute to the Board, Dr Sarin has extensive knowledge of global healthcare systems, capital markets and strategic transactions and Dr Rummelt brings extensive experience of the pharmaceutical industry, in particular technical R&D, manufacturing and quality assurance expertise. I will have served as a Director for ten years by April 2022. Typically, non-executive directors would step down after nine years’ tenure, in line with UK corporate governance best practice. Last year, the Board asked me to seek re-election at the AGM to lead the Board’s oversight of completion of the acquisition of Alexion. Again this year, your Board believes it would be in the best interests of shareholders for me to serve as Chair for one further year, to facilitate succession planning and the transition to a new Chair, and has asked me to seek re-election at the AGM. I am honoured and happy to accept the Board’s request again, mindful of my intention to retire from the Board at the end of the AGM in 2023. The Board has considered the independence of the Non-Executive Directors who served during 2021 and all those standing for election or re-election at the AGM under the 2018 UK Corporate Governance Code (the Code). As Chair, I met the independence criteria prescribed in the Code upon my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their character or judgement. During the Board’s annual evaluation of its performance and that of its Committees and individual Directors in 2021, the Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. Item 6: Directors’ Remuneration Report The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chair of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2021 (the 2021 Remuneration Report). The Statement and the 2021 Remuneration Report can be found on pages 98 to 124 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2021 Remuneration Report. The 2021 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2021. The vote on the Statement and the 2021 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed. Both the Remuneration Committee and the Board are satisfied that our remuneration practices are aligned to the delivery of the Company’s strategy and promote long-term sustainable value creation for shareholders. Item 7: Political donations The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act). The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited. Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report. Item 8: Allotment of new shares The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders. 3 Notice of Annual General Meeting 2022 and Shareholders’ Circular Letter from the Chair continued

As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the Annual General Meeting in 2023 or the close of business on 29 July 2023, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually. Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$129,107,682. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 8 March 2022 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$258,215,364 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 8 March 2022. At 8 March 2022, no shares in the Company were held as treasury shares. For information, during 2021, the Directors used equivalent authorities, given to them by shareholders at previous Annual General Meetings, for the purposes of fulfilling the Company’s obligations under its various share plans. The Directors also used equivalent authorities granted in 2020 for the purposes of fulfilling the Company’s obligations under its agreement with Alexion. The number of new shares allotted during 2021 and the percentage of the Company’s share capital they represented at 31 December 2021 are shown in the following table. Share allotments during 2021 Ordinary shares allotted during 2021 % of issued share capital at 31 Dec 2021 AstraZeneca Savings-Related Share Option Plan1 312,026 0.02% AstraZeneca All- Employee Share Plan2 98,504 0.01% Acquisition of Alexion 236,321,411 15.25% Total number of shares allotted in 2021 236,731,941 15.28% 1 HM Revenue & Customs-approved UK Save As You Earn Scheme. 2 HM Revenue & Customs-approved UK Share Incentive Plan. Items 9–10: Pre-emption rights The purpose of Resolutions 9 and 10, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro rata to their holdings. This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolutions 9 and 10 ask shareholders to grant this limited waiver. Apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in Resolution 9 will be limited to the issue of shares for cash up to an aggregate nominal value of US$19,368,089 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 8 March 2022 (being the last practicable date prior to publication of this Notice of AGM). Resolution 10 asks shareholders to grant authority to the Directors, in addition to that under Resolution 9, to issue shares for cash up to an aggregate nominal value of US$19,368,089 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents an additional 5% (approximately) of the total ordinary share capital of the Company in issue at 8 March 2022 (being the last practicable date prior to publication of this Notice of AGM). The additional authority granted under Resolution 10 may be used only for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction that the Directors determine to be an acquisition or capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group. In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three‑year period (save as permitted in connection with an acquisition or specified capital investment as described above). These authorities will expire at the conclusion of the Annual General Meeting in 2023 or the close of business on 29 July 2023, whichever is earlier. The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business. Item 11: Purchase of own shares by the Company The purpose of Resolution 11, which is proposed as a special resolution, is to renew the authority granted at last year’s Annual General Meeting which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 154,944,713 (representing less than 10% of the issued share capital of the Company at 8 March 2022) and sets minimum and maximum prices. 4 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

No shares were repurchased during 2021 and the Board has no intention of repurchasing shares in 2022. The authority sought under Resolution 11 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled. The authority being sought under Resolution 11 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made. At 8 March 2022, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,195,279 representing 0.08% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.09% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought). This authority will only be valid until the conclusion of the Annual General Meeting in 2023 or the close of business on 29 July 2023, whichever is earlier. Item 12: Notice period for general meetings The purpose of Resolution 12, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice. Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an Annual General Meeting or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 12 seeks such approval. The flexibility offered by Resolution 12 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. Item 13: Extension of the AstraZeneca PLC 2012 Savings Related Share Option Scheme The purpose of Resolution 13, which is proposed as an ordinary resolution, is to approve the extension of the AstraZeneca PLC 2012 Savings Related Share Option Scheme (the Sharesave Scheme) until the Company’s AGM in 2032 on the terms of an updated set of rules. The Company considers employee share ownership to be a key part of the Company’s overall remuneration strategy which enables the Company to align the interests of employees and shareholders, and to recruit, retain and motivate employees at all levels within the Group. The current version of the Sharesave Scheme was approved by shareholders on 26 April 2012 and will, unless shareholders approve its extension, expire on 26 April 2022. The updated rules of the Sharesave Scheme include minor changes in order to keep the plan in line with legislation and market practice. A summary of the principal provisions of the Sharesave Scheme is set out in Appendix 1 on page 14 of this document. A copy of the updated rules of the Sharesave Scheme is available for inspection, as detailed on page 13 of this document. The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions. All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who do not attend the meeting but who submit a Proxy Form, are counted. If you received a Proxy Form or Voting Form, you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Proxy Form, you should follow the instructions on the Voting Instruction Card or in the email you received notifying you of the availability of the Shareholders’ Circular. Any registered holder may, if they so wish, register the appointment of a proxy electronically either via the internet or, if holding shares through CREST, using the CREST electronic proxy appointment service. Please refer to the Notes in the Notice of AGM from page 11 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the Notes in the Notice of AGM from page 11 for details. Yours faithfully, Leif Johansson Chair of the Board 9 March 2022 5 Notice of Annual General Meeting 2022 and Shareholders’ Circular Letter from the Chair continued

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Friday 29 April 2022 at 2.30pm (BST) at the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY. You will be asked to consider and pass the following resolutions. Resolutions 9 to 12 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. Ordinary resolutions 1. To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2021. 2. To confirm the first interim dividend of US$0.90 (64.8 pence, SEK 7.77) per ordinary share and to confirm, as the final dividend for 2021, the second interim dividend of US$1.97 (145.3 pence, SEK 18.00) per ordinary share. 3. To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company. 4. To authorise the Directors to agree the remuneration of the Auditor. 5. To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions: A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for re-election. (a) Leif Johansson (70) Non-Executive Chair of the Board (April 2012*) Committee membership: Chair of the Nomination and Governance Committee and member of the Remuneration Committee. Skills and experience: From 1997 to 2011, Leif was Chief Executive Officer of AB Volvo. Prior to that, he served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the Board’s Audit Committee, and Compensation and Management Development Committee. Leif was Chairman of global telecommunications company, LM Ericsson, from 2011 to 2018. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg. Other appointments: Leif holds board positions at Autoliv, Inc. and Ecolean AB. He has been a member of the Royal Swedish Academy of Engineering Sciences since 1994 (Chairman 2012 to 2017). Leif is also a member of the European Round Table of Industrialists (Chairman 2009 to 2014) and a Member of the Council of Advisors, Boao Forum for Asia. (b) Pascal Soriot (62) Executive Director and CEO (October 2012*) Skills and experience: Pascal brings a passion for science and medicine as well as significant experience in established and emerging markets, strength of strategic thinking, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as Chief Operating Officer of Roche’s pharmaceuticals division from 2010 to September 2012 and, prior to that, Chief Executive Officer of Genentech, a biologics business, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior management roles in numerous major companies around the world. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris. (c) Aradhana Sarin (47) Executive Director and CFO (August 2021*) Skills and experience: Prior to her current role, Aradhana was CFO for Alexion. Aradhana joined Alexion in 2017 and was responsible for driving strategic growth, financial performance and business development at Alexion. She brings operational experience in biopharma plus more than 20 years of professional experience at global financial institutions and has extensive knowledge of global healthcare systems, having closed more than 100 transactions across M&A, equity and debt financing. Before joining Alexion, Aradhana was Managing Director of Healthcare Corporate and Investment Banking at Citi Global Banking, focusing on clients in the life sciences and biopharmaceutical sectors. Previously, she served as Managing Director of Healthcare Investment Banking at UBS, and worked at JP Morgan in the M&A Advisory and Healthcare groups. Aradhana trained as a medical doctor in India and spent two years practising in both India and Africa. She completed her medical training at the University of Delhi and received her MBA from Stanford Business School. (d) Philip Broadley (61) Senior independent Non-Executive Director (April 2017*) Committee membership: Chair of the Audit Committee and member of the Remuneration Committee and of the Nomination and Governance Committee. Skills and experience: Philip has significant financial and international business experience, having previously been Group Finance Director of Prudential plc for eight years and Old Mutual plc for six years. He started his career at Arthur Andersen where he was a partner for seven years. He is a past Chairman of the 100 Group of Finance Directors in the UK. Philip was also previously a board member and Chairman of the Audit Committee of Stallergenes Greer plc. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Philip graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford, where he is now a St Edmund Fellow, and holds an MSc in Behavioural Science from the London School of Economics. Until March 2019, Philip was a member of the Oxford University Audit Committee. Other appointments: Philip is Senior Independent Director of Legal & General Group plc, where he chairs the Audit Committee. He is Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College. * Date of first appointment or election to the Board. 6 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA Notice of Annual General Meeting 2022 and Shareholders’ Circular

(e) Euan Ashley (50) Non-Executive Director (October 2020*) Committee membership: Member of the Science Committee. Skills and experience: Euan studied physiology and medicine at Glasgow University, completing his junior doctor training at Oxford University Hospitals NHS Trust, before undertaking a DPhil in cardiovascular cellular biology and molecular genetics at the University of Oxford. In 2002, Euan moved to Stanford University in California to train in cardiology and advanced heart failure. At Stanford University, Euan’s research focuses on genetic mechanisms of cardiovascular health and disease. In addition to wet bench science, his laboratory leverages artificial intelligence and digital health tools, working with biotechnology and technology partners in Silicon Valley, to advance both translational and clinical research. Euan has received many awards including recognition from the Obama White House for contributions to personalised medicine and the American Heart Association's Medal of Honor for precision medicine. Other appointments: Euan is Associate Dean, Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University in California. (f) Michel Demaré (65) Non-Executive Director (September 2019*) Committee membership: Chair of the Remuneration Committee and member of the Audit Committee and the Nomination and Governance Committee. Skills and experience: Michel was previously Vice-Chairman of UBS Group AG (2010 to 2019), Chairman of Syngenta and the Syngenta Foundation for Sustainable Agriculture (2013 to 2017) and Chairman of SwissHoldings (2013 to 2015). Between 2005 and 2013, Michel was CFO of ABB Ltd and also acting interim CEO during 2008. He joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to that, he spent 18 years at The Dow Chemical Company, in several international finance functions, including the CFO of Dow’s Global Polyolefins and Elastomers division between 1997 and 2002. He began his career as a banking officer at Continental Illinois’ Belgian subsidiary. Michel graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium. Other appointments: Michel is a Non-Executive Director of Vodafone Group Plc and Louis Dreyfus Int’l Holdings BV, Chairman of IMD Business School and Chairman of Nomoko AG. (g) Deborah DiSanzo (62) Non-Executive Director (December 2017*) Committee membership: Member of the Audit Committee. Skills and experience: Deborah is President of Best Buy Health for Best Buy Co. Inc. Best Buy Health provides digital health solutions in active aging, virtual care, and consumer health. Her oversight of Best Buy Health includes GreatCall, a leading provider of connected health and personal emergency response services to the aging population, which Best Buy acquired in 2018. She also leads the incubation, strategy and corporate development teams focused on scaling health initiatives at Best Buy. Deborah holds an appointment at the Harvard TH Chan School of Public Health teaching Artificial Intelligence in Health. Until December 2018, she served as General Manager of IBM Watson Health. Prior to IBM, until 2014, Deborah held multiple senior executive positions at Philips Healthcare where she also served as Chief Executive Officer. She has also held various management roles at Agilent and Hewlett-Packard. Deborah has been honoured by multiple organisations as a top health influencer. She holds an MBA from Babson College and is a Harvard University Advanced Leadership Initiative 2019 Fellow. Other appointments: Deborah is President of Best Buy Health for Best Buy Co. Inc. (h) Diana Layfield (51) Non-Executive Director (November 2020*) Committee membership: Member of the Science Committee. Skills and experience: Diana has broad global business experience which began in the pharmaceutical and biotech sector. She has held senior leadership roles in the technology sector and international banking, including senior positions at Standard Chartered Bank, as the CEO of a start-up technology company, and in Healthcare and Life Sciences at McKinsey & Co.. Until December 2020, Diana was a Non-Executive Director and a member of the Audit, Ethics and Corporate Responsibility, and Nomination Committees of Aggreko plc. Diana has a BA from Oxford University and an MA in Public Administration and International Economics from Harvard University. Other appointments: Diana is President, EMEA Partnerships at Google, driving technology transformation and is also Vice-President, ‘Next Billion Users’ & Product Management, leading the development of products and services for future Google users, and is also a Council Member of the London School of Hygiene & Tropical Medicine. Diana is Chair and Board member of CDC Group PLC. (i) Sheri McCoy (63) Non-Executive Director (October 2017*) Committee membership: Member of the Audit Committee, the Remuneration Committee and the Sustainability Committee. Skills and experience: Until February 2018, Sheri was Chief Executive Officer and a Director of Avon Products, Inc. Prior to joining them in 2012, she had a distinguished 30-year career at Johnson & Johnson, latterly serving as Vice Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments. Sheri joined Johnson & Johnson as an R&D scientist and subsequently managed businesses in every major product sector, holding positions including Worldwide Chairman, Surgical Care Group and Division President, Consumer. She holds a Bachelor of Science degree in textile chemistry from the University of Massachusetts Dartmouth, a Master’s degree in chemical engineering from Princeton University and an MBA from Rutgers University, both in New Jersey, US. Other appointments: Sheri serves on the boards of Stryker, Kimberly-Clark Novocure and Laronde. She is also an industrial adviser for EQT, in connection with which she serves on the boards of Galderma and Parexel. (j) Tony Mok (61) Non-Executive Director (January 2019*) Committee membership: Member of the Science Committee. Skills and experience: Tony is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His work includes multiple aspects of lung cancer research, with his main focus on biomarker and molecular targeted therapy in lung cancer. He has led and co-led multiple international Phase III trials, including as the principal investigator and first author on the landmark Iressa Pan-Asia Study, which confirmed the application of precision medicine for advanced lung cancer. He has also contributed to the development of clinical research infrastructure in China and Asia. Tony is the Past President of International Association for the Study of Lung Cancer, and currently on the Board of Directors of the American Society of Clinical Oncology. His work has been recognised by numerous awards including the ESMO Lifetime Achievement Award in 2018 and Giant of Cancer Care in 2020. Other appointments: Tony is a Non-Executive Director of Hutchison China MediTech Limited (Chair of Nomination Committee) and a co-founder and the Chairman of Sanomics Limited (merged with ACT Genomic Limited since 2021). 7 Notice of Annual General Meeting 2022 and Shareholders’ Circular Notice of Annual General Meeting 2022 and Shareholders’ Circular continued

(k) Nazneen Rahman (54) Non-Executive Director (June 2017*) Committee membership: Chair of the Science Committee, Chair of the Sustainability Committee and member of the Nomination and Governance Committee. Skills and experience: Nazneen has significant scientific, medical and data analysis experience in rare disease and cancer genomics. She was Head of the Division of Genetics and Epidemiology at the Institute of Cancer Research, London, and Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust for 10 years to 2018. Nazneen was also founder and Director of the TGLclinical Genetic Testing Laboratory, which delivered fast, affordable, cancer gene testing to the NHS. As founder and CEO of YewMaker and Director of the Sustainable Medicines Partnership she is now delivering science-based solutions to make healthcare more sustainable. Nazneen qualified in medicine from Oxford University in 1991, gained her Certificate of Completion of Specialist Training in medical genetics in 2001 and a PhD in molecular genetics in 1999. She has a strong commitment to open science and has garnered numerous awards, including a CBE in recognition of her contribution to medical sciences. Other appointments: Nazneen is founder of YewMaker sustainable healthcare and Director of the Sustainable Medicines Partnership. (l) Andreas Rummelt (65) Non-Executive Director (August 2021*) Committee membership: Member of the Sustainability Committee. Skills and experience: Dr Andreas Rummelt joined the Board following AstraZeneca’s acquisition of Alexion, where he had been a Board member from 2010. He has more than 20 years’ experience in executive management positions in the pharmaceutical industry. His international career has focused on technical research and development, manufacturing and quality. Andreas was previously at Novartis where he had been Group Head of Technical Operations and Quality of the Pharmaceuticals Division and, from 2006 until 2010, served on the Executive Committee. He also served as Global Chief Executive Officer of Sandoz, its Generics Division from 2004 to 2008, having originally joined Sandoz Pharma in 1985. Andreas is a pharmacist and earned his PhD in pharmaceutical sciences from the University of Erlangen-Nuremberg, Germany. He received his executive training in general management and leadership from IMD in Lausanne, Switzerland; INSEAD in Fontainebleau, France; and Harvard Business School in Cambridge, MA, US. Other appointments: Andreas is Chairman and Managing Partner of InterPharmaLink AG, a management consulting firm based in Basel, Switzerland and member of the boards of various privately-held biotech and pharmaceutical companies in Europe. He is also member of the Scientific Advisory Committee of the Global Antibiotic Research and Development Partnership based in Geneva, Switzerland. (m) Marcus Wallenberg (65) Non-Executive Director (April 1999*) Committee membership: Member of the Science Committee and the Sustainability Committee. Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. Other appointments: Marcus is Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB. He is a member of the boards of Investor AB and the Knut and Alice Wallenberg Foundation. 6. To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2021, as set out on pages 98 to 124 of the Annual Report, in accordance with section 439 of the Companies Act 2006. 7. That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to: (a) make donations to political parties and/ or independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution. 8. That: (a) the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to: (i) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company: (A) up to an aggregate nominal amount of US$129,107,682; and (B) comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$258,215,364 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue: (I) to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and * Date of first appointment or election to the Board. 8 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

(II) to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities; and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 July 2023); and (ii) make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired; (b) subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and (c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made. Special resolutions 9. That subject to the passing of Resolution 8, as set out in the Notice of AGM of the Company convened for 29 April 2022, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 July 2023), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and (b) shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i) (B), by way of a rights issue only): (i) to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (c) in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$19,368,089. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted. 10. That subject to the passing of Resolution 8, as set out in the Notice of AGM of the Company convened for 29 April 2022, and in addition to any power given to them pursuant to Resolution 9 in the Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 July 2023), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and (b) in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash up to an aggregate nominal amount of US$19,368,089 and provided that the allotment is for the purposes of financing (or refinancing, if the power is used within six months of the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice of AGM. 9 Notice of Annual General Meeting 2022 and Shareholders’ Circular Notice of Annual General Meeting 2022 and Shareholders’ Circular continued

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted. 11. That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that: (a) the maximum number of ordinary shares which may be purchased is 154,944,713; (b) the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and (c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange trading service SETS. This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2023 or, if earlier, at the close of business on 29 July 2023 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry). 12. That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. Ordinary resolution 13. That the AstraZeneca PLC 2012 Savings Related Share Option Scheme (the Sharesave Scheme), the principal features of which are summarised in Appendix 1 to this Notice of AGM, be approved for a further ten year period and the Directors be authorised to: (a) do all such other acts and things as it may consider appropriate to continue to operate the Sharesave Scheme including making any changes to the rules of the Sharesave Scheme necessary or desirable in order to ensure that the Sharesave Scheme satisfies the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003; and (b) establish schedules to, or further subplans based on, the Sharesave Scheme but modified to take account of local tax, exchange control or securities laws in overseas territories. By order of the Board: A C N Kemp Company Secretary AstraZeneca PLC Registered in England No. 2723534 Registered Office: 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA 9 March 2022 10 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

General Notes Registration of shareholder questions This year, we are encouraging shareholders to register any questions they may have for the Board in advance of the AGM. You would still be welcome to ask a question at the AGM as usual if you attend in person, whether or not you have registered your question in advance. However, by registering your question in advance, you will help the Board to provide you with a comprehensive answer and you may also choose to receive a written response to your question or have it put to the Board during the meeting, if you are unable or do not wish to attend the AGM in person. Please register questions at www.astrazeneca.com/agm by close of business on Tuesday 26 April 2022. Webcast of AGM proceedings Shareholders who are unable or do not wish to attend the AGM in person would be welcome to watch the webcast of the meeting that will be accessible via the Company’s website, www.astrazeneca.com/agm. COVID-19 measures At the time of issuing the Shareholders’ Circular and Notice of AGM, there are no restrictions in the UK relating to COVID-19 that would prevent the AGM going ahead or significantly affect the arrangements for the meeting. If circumstances change before the date of the AGM, the Board may be required or may decide to alter the arrangements for the meeting to ensure the health and safety of those present at the meeting. Any alterations to the arrangements will be advertised on the Company’s website, www.astrazeneca.com, and where appropriate by stock exchange announcement. The Board intends to implement the measures set out under ‘Attending the AGM’ on page 2 of this Shareholders’ Circular, to ensure the safety and security of our workforce and our shareholders at the AGM. Security at the AGM We take the safety of our shareholders and the security of the AGM very seriously. As usual, we will implement a range of security measures at the AGM, based on a thorough assessment of potential risks. We kindly request that everybody entering the AGM meeting room allows their bag or briefcase to be searched. If you are happy to allow a search, you will be welcome to take your bag or briefcase into the meeting room with you. Otherwise, we will politely require you to leave it in the cloakroom for the duration of the meeting. For the safety and security of our shareholders, photography and filming will not be permitted in the AGM meeting room. Entitlement to attend and vote Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30pm (BST) on 27 April 2022 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30pm (BST) on 27 April 2022, or if this meeting is adjourned, in the register of members after 6.30pm (BST) two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM. Entitlement to appoint proxies A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his or her rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her. A member may only appoint a proxy by: > going to the Shareview website, www.shareview.co.uk; > if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted; or > completing and returning the form(s) of Proxy accompanying this Notice. You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated. Deadline for receipt of Proxy Form To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) on 27 April 2022, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. Appointment of proxies through Sharevote and Shareview websites Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form or Voting Instruction Card). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘view’ on the ‘My Investments’ page, click on the link to vote and then follow the on screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites. Appointment of proxies through CREST CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. Notice of Annual General Meeting 2022 and Shareholders’ Circular continued 11 Notice of Annual General Meeting 2022 and Shareholders’ Circular

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Holders of ordinary shares in the AstraZeneca Nominee Service Holders of ordinary shares in the AstraZeneca Nominee Service who wish to vote must submit voting instructions ahead of the AGM and sign and return the Voting Form, in accordance with the instructions included on the Voting Form. Alternatively, holders may submit instructions electronically via the Sharevote website, www.sharevote.co.uk, or, for holders that have registered with Equiniti Registrars’ online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on each of the websites. The deadline for the receipt of the Voting Form and electronic voting instructions is 2.30pm (BST) on 26 April 2022, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting. Appointment of corporate representatives Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares: > If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and > In other cases, the power is treated as not exercised. Nominated Persons Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company. Poll voting All resolutions will be put to a poll vote. This means that the votes of all shareholders who submit a Proxy Form in advance of the meeting are counted. Members’ requests under section 527 of the Companies Act 2006 Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last Annual General Meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website. Members’ rights to ask questions Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. ‘Registration of shareholder questions’ on page 11 of this Shareholders’ Circular provides more details about registering questions in advance of the AGM. 12 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Documents available for inspection The following may be inspected during business hours at the Company’s registered office and at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR until the conclusion of the AGM, subject to any UK Government guidance in effect on the day of the AGM: (1) a statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries; (2) the Annual Report and Form 20-F Information 2021; (3) a copy of the Company’s Articles of Association; and (4) a copy of the rules of the AstraZeneca PLC 2012 Savings Related Share Option Scheme, including amendments proposed for approval under Resolution 13 (the Rules). The above will also on the day of the AGM be available for inspection at the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY from 2.15pm (BST) until the conclusion of the AGM. Copies of this Shareholder Circular and the Rules will be available for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/ nationalstoragemechanism from the date of publication of this Notice of AGM and Shareholder Circular. Total voting rights At 8 March 2022 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,549,447,131 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 8 March 2022 were 1,549,447,131. Voting results The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com as soon as reasonably practicable following the conclusion of the AGM. Updated information Updates to certain items of information in the Company’s Annual Report and Form 20-F Information 2021 are provided below to provide more up to date figures following the publication of the Annual Report: > On 8 March 2022, the proportion of ordinary shares represented by American Depositary Receipts (ADRs) was 19.1% of the ordinary share capital of the Company in issue on that date. > On 8 March 2022, the number of registered holders of ordinary shares was 73,866 (of which 643 were in the US) and the number of record holders of ADRs on the same date was 1,695 (of which 1,675 were in the US). > On 8 March 2022, there were options outstanding to subscribe over 1,195,279 ordinary shares of the Company, with subscription prices in the range of 3597-6903 pence (weighted average subscription price 6048 pence) and normal expiry dates from 2022 – 2027. > In the period between 31 December 2021 and 8 March 2022, being the last practicable date prior to the publication of this Notice of AGM, the following transactions in the Company’s shares have taken place by Directors of the Company: (a) On 10 February 2022, an award of the Company’s ordinary shares of US$0.25 (Ordinary Shares) vested under the AstraZeneca Investment Plan to Pascal Soriot. Following the reinvestment of dividends accrued during the performance and holding periods, and the withholding of shares to satisfy certain tax obligations arising on vesting, Mr Soriot acquired 24,124 Ordinary Shares. (b) On 28 February 2022, awards of the Company’s American Depository Shares (ADSs) vested to Aradhana Sarin. The awards replaced in-flight Alexion awards originally granted to Dr Sarin between February 2018 and February 2021 under the Alexion 2017 Incentive Plan. Following the withholding of shares to satisfy certain tax obligations arising on vesting, Dr Sarin acquired 67,677 ADSs. (c) On 4 March 2022, an award of 114,282 Ordinary Shares was granted to Pascal Soriot under the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Deferred Bonus Plan (AZDBP) at an award grant price of £91.54 per Ordinary Share. The AZPSP award is subject to a combination of performance measures, which will be assessed over a three-year performance period, following which the award will be subject to a further two-year holding period. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period. (d) On 4 March 2022, an award of 46,287 Ordinary Shares was granted to Aradhana Sarin under the AZPSP and the AZDBP at an award grant price of £91.54 per Ordinary Share. The AZPSP award is subject to a combination of performance measures, which will be assessed over a three-year performance period, following which the award will be subject to a further two-year holding period. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period. (e) On 8 March 2022, an award of Ordinary Shares vested under the AZDBP to Pascal Soriot. Following the reinvestment of dividends accrued during the deferral period, and the withholding of shares to satisfy certain tax obligations arising on vesting, Mr Soriot acquired 9,930 Ordinary Shares. Notice of Annual General Meeting 2022 and Shareholders’ Circular continued 13 Notice of Annual General Meeting 2022 and Shareholders’ Circular

The Sharesave Scheme is a share option plan designed to be a tax favoured SAYE option scheme which complies with Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 (ITEPA). It allows the Company to grant options to employees tax resident in the UK to acquire shares in the Company on a tax-favoured basis. The Sharesave Scheme shall be administered by the Board or a Committee of the Board. Eligibility All UK tax-resident persons are eligible to participate in the Sharesave Scheme and if the Sharesave Scheme is operated in any year, all such persons must be invited to participate where they: (i) are directors or employees of the Company or any subsidiaries designated by the Board as participating companies; (ii) have a qualifying period of continuous service (if any) as the Board determines (not exceeding a period of 5 years before grant); and (iii) in the case of directors, are required to work for the Company and/or any participating companies for not less than 25 hours a week. Other non-UK taxpayers who are employees (or directors where they work for more than 25 hours a week) of participating companies may be nominated by the Board to participate. Options under the Sharesave Scheme Options granted under the Sharesave Scheme will be granted with an exercise price per share not less than 80 per cent the average market value of a share over the three consecutive dealing days immediately preceding the date of invitation. It is a condition of participation in the Sharesave Scheme that the participant enters into a savings contract of either 3 years’ duration or 5 years’ duration, as determined by the Board. Timing of invitations Invitations to apply for options may normally only be issued within 42 days starting on any of the following: (i) the day on which the extension of the Sharesave Scheme is approved by the Company’s shareholders in general meeting; (ii) the dealing day immediately following the date of announcement of the Company’s results for the last preceding financial year, half year or other period; (iii) any day on which the Board resolves that exceptional circumstances exist which justify the grant of Options; and (iv) any day on which any change to the legislation affecting ITEPA Sharesave Option Schemes is proposed or made. Employees will indicate how much they wish to save under their savings contract as part of their application. The minimum and maximum amounts an employee may save are set out in the rules of the Sharesave Scheme. The current minimum monthly saving is £5 and the maximum is £500 unless the Board determines that different minimum and maximum limits will apply, subject to the restrictions in ITEPA. The Board may set a maximum aggregate number of shares available for an invitation. If the Board receives valid applications in excess of this, applications will be scaled down. Grant of options The Company must grant options within 30 days of the first date used in the calculation of the market value of the Company’s shares when setting the option price (or within 42 days if applications are scaled down). Options can only be granted to employees who continue to be eligible on the date of grant. The number of shares subject to an option is the number that, at the relevant exercise price per share, may be acquired by applying the expected proceeds of the savings contract (including any interest or bonus). No options may be granted under the Sharesave Scheme following the Company’s AGM in 2032. Options may not be transferred, except on death. Options are not pensionable. Exercise of options Options will normally only be exercisable during the six-month period following maturity of the savings contract (known as the “bonus date”). Options may only be exercised to the extent of the savings under the savings contract. Options may be exercised in whole or part but may only be exercised on one occasion. Options may be satisfied using newly issued shares, treasury shares or shares purchased in the market. Leavers If a participant ceases to be employed within the Company’s group, the participant’s option will normally lapse. However, if a participant leaves due to retirement, injury, disability, redundancy, a TUPE transfer, the business or part of a business in which the participant works being transferred out of the Company’s group, or the participant’s employing company ceasing to be an associated company by reason of a change of control, the participant may exercise the option within six months of leaving to the extent of their savings at that time. Where a participant dies, the participant’s option may be exercised within 12 months following death (if death occurred before the bonus date), or within 12 months after the bonus date (if death occurred within six months of the bonus date). Company events On a takeover, scheme of arrangement, merger or certain other corporate reorganisations, options can generally be exercised early to the extent of the savings made at that time. Alternatively, participants may be permitted to exchange their options for equivalent options over shares in the acquiring company. Dilution limits Commitments to issue and allot new shares may not exceed 10 per cent of the ordinary share capital of the Company in issue immediately before that day when added to the total number of ordinary shares which have been allocated in the previous 10 years under the Sharesave Scheme and any other employee share plans operated by any member of the Company’s group. This limit does not include rights to shares which have lapsed, been released or otherwise become incapable of exercise. The limit includes any shares transferred out of treasury but only for as long as required by applicable institutional investor guidelines. Variation of share capital In the event of a variation in the share capital of the Company, the Board may adjust the number of shares under option and/or the exercise price in such manner as the Board determines. Any variation must ensure that the value of the shares under option and the aggregate exercise price of the option are substantially the same immediately before and after the adjustment. Where the option is to subscribe for new shares in the Company, the option price may not be less than the nominal value of a share. Amendments The Board may amend the Sharesave Scheme at any time but no change may be made to a “key feature” of the plan, being a feature that is required for the Sharesave Scheme to satisfy the requirements of ITEPA. If there are subsisting options which have been granted by the Trustees, the Board must have the prior consent of the Trustees to make amendments. The prior approval of the Company’s shareholders by ordinary resolution in general meeting will be required for any proposed change that is to the advantage of present or future participants and which relates to eligibility, participation or share limits, the basis for deciding a participant’s entitlement under the Sharesave Scheme in certain circumstances and the terms on adjustments on a variation of share capital. Shareholder approval is not needed for minor changes to benefit the administration of the Sharesave Scheme, to comply with or take account of a change in legislation, and/or to maintain its status as a scheme compliant with ITEPA, and/or to obtain or maintain favourable tax, exchange control or regulatory treatment for any member of the Company’s group or any present or future participant. 14 AstraZeneca PLC  Registered No. 2723534  1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA Appendix 1: Summary of the Principal Provisions of the AstraZeneca PLC 2012 Savings Related Share Option Scheme (the Sharesave Scheme)

Registered office and corporate headquarters AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA UK Tel: +44 (0)20 3749 5000 A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006, is available online at www.astrazeneca.com/noticeofmeeting2022. Investor relations www.astrazeneca.com/investors irteam@astrazeneca.com Tel (UK): +44 (0)20 3749 5824 Tel (toll free in the US): +1 (866) 381 7277 Ordinary Share Registrar Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA UK Tel: (freephone in the UK) 0800 389 1580 Tel: (outside the UK) +44 (0)121 415 7033 Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden Tel: +46 (0)8 402 9000 US Depositary Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Co 6201 15th Avenue Brooklyn NY 11219 USA Tel: (toll free in the US) 888 697 8018 Outside the US: +1 718 921 8137

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 March, 2022	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary